SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


CCA Companies Incorporated
________________________________________________________________________
(Name of Issuer)

					Common Stock
____________________________________________________________________
(Title of Class of Securities)

					124863101
________________________________________________________________________
(CUSIP Number)

6/1/98
_______________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the
acquisition which is the subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with the statement _____.
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of
five percent of less of such class.)   (Sec Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1. Name of Reporting Person

Janssen/Meyers Associates, L.P.
___________________________________________________

S.S. or I.R.S. Identification No. of Above Person


	______________________________________________


2. Check the Appropriate Box if a Member of a Group
(See Instructions before filling out)

a.________	b_______



3. SEC USE ONLY

_________________________________________________

4. Source of Funds (See instructions before filling out).

WC
___________________________________________________

5. Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items
     2(d) or 2(e).

	________________________________________________________________________

6. Citizenship or Place of Organization


New York Limited Partnership
________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
 REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power

_________________________________________________

8. Shared Voting Power
467,834
__________________________________________________

9. Sole Dispositive Power

_________________________ ______________________

10. Shared Dispositive Power
467,834
_________________________________________________

11.  Aggregate Amount Beneficially Owned by Each
Reporting Person

 467,834
________________________________________________

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions before filling out)

_________________________________________________



13. Percent of Class Represented by Amount in Row (11)

 3.9%
_________________________________________________

14. Type of Reporting Person (See instructions before filling out)

BD
__________________________________________________

Item 1.  Security and Issuer

This statement relates to Common Stock of CCA Companies , Inc. ("the Issuer").The issuer's principal offices are located at 3250 Mary Street, Suite 405,
Coconut Grove,  Fl. 33133.  It is incorporated in Delaware.


Item 2.  Identity and Background

This Schedule 13 (d) is filed on behalf of  Bruce Meyers,
Peter Janssen and Janssen-Meyers Associates, L.P.



Janssen-Meyers Associates, L.P. is a New York limited partnershipformed in March 1993 (JMA"). JMA is a registered broker-dealer under the Securities Exchange Act of 1934. The principal business address of JMA is 17 State
Street, New York, NY 10004.

Peter Janssen is an executive officer, director and 50% holder of the outstanding stock of Meyers-Janssen Securities Corp, the general partner of JMA. Meyers-Janssen Securities Corp. is a New York corporation formed in March 1993. The business address of MJS is 17 State Street, New York, NY 10004.

Bruce Meyers is an executive officer, director and 50% holder of the outstanding stock of Meyers-Janssen Securities Corp, the general partner of
 JMA.
Meyers-Janssen Securities Corp. is a New York corporation formed in March 1993. The business address of MJS is 17 State Street, New York, NY 10004.


Initial Filing - Discussion


Conserver Corporation of America (hereinafter referred to as the Company or "RIPE") initially offered 2,200,000 shares to the public effecitve June 6,
 1997, at $5.00 per
share.  Prior to the offering there had been no public market for the shares.
 Upon
completion of the offering, the Company would have 6,385,404 shares of common stock
outstanding.


        Janssen/Meyers Associates, L.P. ("JMA") acted as Underwriter for the RIPE offering on a firm commitment basis.  In connection with the offering, the Company agreed to sell to
JMA for nominal consideration, warrants to purchase from the Company up to 220,000
shares of Common Stock, i.e., Underwriters Warrants.  These warrants were initially
exercisable at a price of $8.25 per share of common stock for a period of four years,
commencing at the beginning of the second year after their issuance and sale.
  The warrants
provided for adjustment in the number of shares of Common stock issuable upon the
exercise thereof and in the exercise price as a result of certain events, including
subdivisions and combinations of the Common stock.    As a result of these
 adjustment
provisions, JMA and its partners hold a total of 935,668 Warrants, as indicated on the
following matrix.

Conserver Corporation of America
Warrants Held on 4/1/98


Total
s
Holder
Adj. Date,
Exercise
Price
& Shares
Adj.
Date.
Exercise
Price &
Shs
Adj.
Date,
Exercise
Price, &
Shs
Adj.
Date,
Exercise
Price &
Shares
Initial
U/W
Date,
Exercise
Price &
Shs


2/26/98/
@ $5.135
2/20/98/
@ $5.135
2/10/98
@ $5.135
12/12/97
@
$5.135
6/13/97
@ $8.25
233,9
17
Peter
Janssen
11,161
25,389
65,688
76,679
55,000
233,9
17
Bruce
Meyers
11,161
25,389
65,688
76,679
55,000
425,7
29
JMA
20,313
46,209
119,551
139,556
100,100
42,10
5
JMA Ltd
Ptr
2,009
4,570
11,824
13,802
9,900
935,6
68

44,644
101,557
262,751
306,716
220,000


Peter Janssen has acquired the following for his personal account:

	Common Stock - Acquired  in open market purchases:

Date of Purchase
Quantity
Market Price
Aggregate Price
6/10/97
13050
5 3/8
$70,158.75
6/13/97
4,800
5 7/16
$26,115.00
7/02/97
15,000
5 1/8
$76,890.00
Total
32,850

$173,163.75





	Common Stock - Acquired in private sale

Date of Purchase
Quantity
Market Price
Aggregate Price
8/15/97
100,000
$3
$300,000.00
3/09/98
 10,000
$3
$30,000.00
4/01/98
100,000
$3
$300,000.00















Common Stock - Acquired in private placement

Date of Purchase
Quantity
Price
2/10/98 closing date
48,685
$ 5.1351
2/08/98 closing date
39,948
$5.1351

Through a Confidential private Offering Memorandum dated 11/12/97, as amended by Supplement No. 1,
dated 12/09/97; and Supplement No. 2, dated 2/6/98.


Bruce Meyers has acquired for his personal account the following:
Date of Purchase
Quantity
Price
12/12/97
9,737
$5.1351